Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports First Quarter 2021
Double Digit Year over Year Revenue Growth

Guides company record revenue for the second quarter of 2021 with mid-range guidance representing 26% year over year organic growth

MIGDAL HAEMEK, ISRAEL – May 12, 2021 – Tower Semiconductor (NASDAQ: TSEM & TASE: TSEM) reports today its results for the first quarter ended March 31, 2021.

First Quarter of 2021 Highlights

•	Revenues of $347 million, reflecting year over year 21% organic growth and 16% total growth.

•	Significant year over year increases in gross profit, operating profit and net profit.

•	Guides mid-range revenue for the second quarter of 2021 of $360 million, which represents a company record quarterly revenue, demonstrating 26% year over year organic growth and 16% total growth.

•	Standard & Poor’s Ma’alot reaffirmed company’s rating of “ilAA-“, with a stable horizon.
•
As previously announced, $150 million of purchase orders have been issued for 200mm and 300mm manufacturing tools and related facilities, spoken for by customer demand forecast. Capacity increase will begin in the second half of 2021, targeting full qualification within the first quarter of 2022.

First Quarter of 2021 Results Overview

Revenues for the first quarter of 2021 were $347 million, as compared to $300 million in the first quarter of 2020, reflecting 16% year over year growth. Organic revenue, defined as total revenue excluding revenues from Nuvoton Japan (previously named Panasonic Semiconductor Solutions) and from Maxim in the San Antonio fab, grew by 21% year over year.

Gross profit for the first quarter of 2021 was $70 million, 33% higher than $53 million in the first quarter of 2020.

Operating profit for the first quarter of 2021 was $32 million, 2X of the $16 million in the first quarter of 2020.

Net profit for the first quarter of 2021 was $28 million, or $0.26 basic and diluted earnings per share, as compared to net profit of $17 million or $0.16 basic and diluted earnings per share in the first quarter of 2020.

Cash flow generated from operating activities in the first quarter of 2021 was $87 million with investment in fixed assets of $49 million, net. In addition, in the first quarter of 2021, the company repaid $29 million of its debt.

Manufacturing Expansion and Capabilities
The Company is continuing to execute its capacity expansion plan, as announced in February 2021, driven by very high confidence in customers’ demand which exceeds current 200mm and 300mm capacity. Company has issued purchase orders of $150 million in order to increase its wafer capacity. This equipment will begin to provide incremental capacity during the second half of 2021, targeted to be fully qualified during the first quarter of 2022.

Corporate Credit Rating
In May 2021, Standard & Poor’s Ma’alot (an Israeli rating company that is fully owned by S&P Global Ratings) completed its annual rating review for the Company and reaffirmed a corporate credit rating and bonds series G rating of “ilAA-“, with a stable horizon.

Business Outlook
Tower Semiconductor guides revenue for the second quarter of 2021 to be $360 million, the highest quarterly revenue in the Company’s history, with an upward or downward range of 5%. Mid-range guidance represents year over year 26% organic revenue growth and 16% total growth.

Mr. Russell Ellwanger, Chief Executive Officer of Tower Semiconductor, commented: “With remarkable first quarter 2021 performance as a base, we are thrilled with the business and operational capabilities, enabling a second quarter mid-range record revenue guidance. Our comprehensive foundry platforms are replete with advanced analog technology differentiation, the source of our customer partnerships with analog industry leaders. We are excited with the prospect of continued leadership expansion throughout the year.”

Teleconference and Webcast
Tower Semiconductor will host an investor conference call today, Wednesday, May 12, 2021, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the company’s financial results for the first quarter of 2021 and its outlook.

This call will be webcast and can be accessed via Tower Semiconductor’s website at www.towersemi.com or by calling 1-888-642-5032 (U.S. Toll-Free), 03-918-0609 (Israel), +972-3-918-0609 (International).  For those who are not available to listen to the live broadcast, the call will be archived on Tower Semiconductor’s website for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, which we describe in this release as “adjusted” financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or both of the following: (1) amortization of acquired intangible assets and (2) compensation expenses in respect of equity grants to directors, officers, and employees. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of net profit in accordance with GAAP, excluding financing and other income (expense), net, taxes, non-controlling interest, depreciation and amortization expense and stock-based compensation expense. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is comprised of cash, cash equivalents, short-term deposits and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of $87 million, $73 million and $68 million for the three months periods ended March 31, 2021, December 31, 2020 and March 31, 2020, respectively) less cash used  for investments in property and equipment, net (in the amounts of $49 million, $64 million and $63 million for the three months periods ended March 31, 2021, December 31, 2020 and March 31, 2020, respectively).  The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact globally through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as transfer optimization and development process services to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through TPSCo. For more information, please visit www.towersemi.com.

CONTACTS:
Noit Levy | Investor Relations | +972 74 737 7556 | noitle@towersemi.com

This press release, including our revenue guidance and other projections with respect to our business and activities, includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets; (ii) over demand for our foundry services and/or products that exceeds our capacity; (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders (as of March 31, 2021 we are in compliance with all such covenants included in our banks’ agreements, bond G indenture and others), (x) pending litigation, (xi) new customer engagements, qualification and production ramp-up at our facilities, including TPSCo and the San Antonio facility, (xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or fundraising to enable the service of our debt and/or other liabilities and/or for strategic opportunities and the possible unavailability of such financing and/ or the availability of such financing on unfavorable terms , (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers; (xxviii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) our fab3 landlord’s construction project adjacent to our fabrication facility, including possible temporary reductions or interruptions in the supply of utilities and/ or fab manufacturing, as well as claims that our noise abatement efforts are not adequate under the terms of the amended lease; (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations, (xxxv) potential engagement for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, (xxxvi) potential impact on TPSCo and the Company due to the purchase of 49% of TPSCo by NTCJ (previously named PSCS) from Panasonic, (xxxvii) industry and market impact due to the coronavirus and its potential impact on our business, operational continuity, supply chain, revenue and profitability; (xxxviii) potential security, cyber and privacy breaches, and (xxxix) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#   #   #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	March 31,	December 31,
	2021	2020

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$215,581	$211,683
Short-term deposits	307,386	310,230
Marketable securities	187,027	188,967
Trade accounts receivable	164,166	162,100
Inventories	197,189	199,126
Other current assets	27,854	30,810
Total current assets	1,099,203	1,102,916

LONG-TERM INVESTMENTS	40,765	40,699

PROPERTY AND EQUIPMENT, NET	827,230	839,171

GOODWILL AND INTANGIBLE ASSETS, NET	17,471	17,962

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	92,980	93,401

TOTAL ASSETS	$2,077,649	$2,094,149

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$101,295	$106,513
Trade accounts payable	85,288	96,940
Deferred revenue and customers' advances	20,814	10,027
Other current liabilities	66,160	59,432
Total current liabilities	273,557	272,912

LONG-TERM DEBT	241,634	283,765

LONG-TERM CUSTOMERS' ADVANCES	33,971	25,451

EMPLOYEE RELATED LIABILITIES	15,447	15,833

DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	35,011	41,286

TOTAL LIABILITIES	599,620	639,247

TOTAL SHAREHOLDERS' EQUITY	1,478,029	1,454,902

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,077,649	$2,094,149

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	T h r e e m o n t h s e n d e d
	March 31,	December 31,	March 31,
	2021	2020	2020

REVENUES	$347,214	$345,211	$300,171

COST OF REVENUES	277,400	275,602	247,628

GROSS PROFIT	69,814	69,609	52,543

OPERATING COSTS AND EXPENSES:

Research and development	20,343	19,913	19,414
Marketing, general and administrative	16,991	16,317	16,691

	37,334	36,230	36,105

OPERATING PROFIT	32,480	33,379	16,438

FINANCING AND OTHER EXPENSE, NET	(7,842)	(1,498)	(2,113)

PROFIT BEFORE INCOME TAX	24,638	31,881	14,325

INCOME TAX BENEFIT (EXPENSE), NET	5,876	(1,823)	1,706

NET PROFIT	30,514	30,058	16,031

Net loss (income) attributable to non-controlling interest	(2,192)	974	989

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$28,322	$31,032	$17,020

BASIC EARNINGS PER SHARE	$0.26	$0.29	$0.16

Weighted average number of shares	107,940	107,762	106,814

DILUTED EARNINGS PER SHARE	$0.26	$0.28	$0.16

Weighted average number of shares	109,462	108,985	108,149

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$28,322	$31,032	$17,020
Stock based compensation	4,906	5,190	4,543
Amortization of acquired intangible assets	491	365	310
ADJUSTED NET PROFIT	$33,719	$36,587	$21,873

ADJUSTED EARNINGS PER SHARE:

Basic	$0.31	$0.34	$0.20

Diluted	$0.31	$0.34	$0.20

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION FROM GAAP OPERATING PROFIT TO EBITDA (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	March 31,	December 31,	March 31,
	2021	2020	2020

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$32,480	$33,379	$16,438
Depreciation of fixed assets	56,624	56,956	51,484
Stock based compensation	4,906	5,190	4,543
Amortization of acquired intangible assets	491	365	310

EBITDA	$94,501	$95,890	$72,775

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	March 31,	December 31,	March 31,
	2021	2020	2020

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$211,683	$207,704	$355,561

Net cash provided by operating activities	87,413	73,010	68,336
Investments in property and equipment, net	(49,415)	(64,233)	(62,907)
Exercise of options	364	1,026	87
Debt repaid, net	(29,375)	(8,147)	(24,197)
Effect of Japanese Yen exchange rate change over cash balance	(3,478)	1,624	(176)
Investments in short-term deposits, marketable securities and other assets, net	(1,611)	699	(85,356)
CASH AND CASH EQUIVALENTS - END OF PERIOD	$215,581	$211,683	$251,348

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	March 31,	December 31,	March 31,
	2021	2020	2020

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$30,514	$30,058	$16,031

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	62,053	62,955	56,796
Effect of exchange rate differences on debentures	(3,792)	6,727	(4,069)
Other expense (income), net	(4,985)	5,547	(14)
Changes in assets and liabilities:
Trade accounts receivable	(6,274)	(43,347)	11,685
Other assets	7,082	(5,491)	7,355
Inventories	(3,407)	7,800	(6,171)
Trade accounts payable	(9,266)	4,673	(6,199)
Deferred revenue and customers' advances	19,340	22	(571)
Other current liabilities	7,084	450	(3,248)
Long-term employee related liabilities	(107)	89	(31)
Deferred tax, net and other long-term liabilities	(10,829)	3,527	(3,228)
Net cash provided by operating activities	87,413	73,010	68,336

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(49,415)	(64,233)	(62,907)
Investments in deposits, marketable securities and other assets, net	(1,611)	699	(85,356)
Net cash used in investing activities	(51,026)	(63,534)	(148,263)

CASH FLOWS - FINANCING ACTIVITIES

Debt repaid, net	(29,375)	(8,147)	(24,197)
Exercise of options	364	1,026	87
Net cash used in financing activities	(29,011)	(7,121)	(24,110)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(3,478)	1,624	(176)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,898	3,979	(104,213)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	211,683	207,704	355,561

CASH AND CASH EQUIVALENTS - END OF PERIOD	$215,581	$211,683	$251,348